UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated February 19, 2008	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Progress in Cigar Lake Remediation
Saskatoon, Saskatchewan, Canada, February 19, 2008.
Cameco Corporation announced today that significant progress has been made in remediation efforts at the Cigar Lake uranium project.
Remediation work has been underway since October 2006 when a rockfall resulted in a flood of the underground development. Construction was about 60% complete at that time.
We have completed pouring a concrete barrier in the area of the inflow and reinforcing a tunnel adjacent to the rockfall. This includes injection of cement into the rock around the area of the inflow to seal off the area. In addition, we have just completed a test on the effectiveness of the underground seal. The results are positive and demonstrate that the seal is effective with no indication of plug deterioration throughout the six-day testing period. Additional testing will be conducted as we prepare to dewater the mine.
On February 12, 2008, we began testing the effectiveness of the seal by pumping water from the shaft down to approximately 100 metres below surface. When the water was down to that level, the pumps were turned off and we measured the rate at which the water rose in the shaft. The water was allowed to rise to a set elevation before pumping it down again to the 100-metre level. This procedure was repeated a number of times during the test period which ended on February 18, 2008.
There are a number of activities that must now take place before we can begin dewatering the underground development. We need to complete an assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. We anticipate results from this assessment in the first quarter of 2008 and can then determine if additional remediation is required in these areas.
In addition to the technical work, we need to complete many of the corrective actions arising from the root cause investigation before applying for regulatory approval to dewater the mine.
We are preparing a regulatory application to allow dewatering of the underground development and all other remediation activities leading up to, but not including the restart of mine construction. We plan to submit this application to the Canadian Nuclear Safety Commission in the first half of the year. Therefore, if the application is approved we anticipate dewatering in the second half of 2008, as previously announced.
Cameco is also conducting an assessment of the partially completed second shaft to gather more detailed images of the structures and geology to facilitate mine remediation and future mine planning. We are targeting substantial completion of this assessment in the first half of 2008.
Installation of the ventilation fans on surface, slurry load-out facilities and surface pipelines is currently underway at the site.
We continue to anticipate production startup by 2011 at the earliest. We will be able to provide a firmer production date after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.
Cameco owns 50% and is operator of the Cigar Lake project located in northern Saskatchewan.
Caution Regarding Forward-Looking Information and Statements
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The above Cigar Lake expected production date and certain other statements regarding our plans and expectations for the resumption of production are forward-looking information and are based upon the following key assumptions and subject to the following factors that could cause results to differ materially:
•
we have assumed the success and timely completion of our dewatering and remediation efforts (including favourable results of geotechnical assessments), which are subject to the risk that they do not succeed as anticipated or take longer to complete than anticipated;

•
our ability to obtain and comply with the terms of, and the timing of, various regulatory approvals, which are subject to the risk of taking longer to obtain than anticipated, or our inability to comply with their terms; and

•	our expectation regarding the condition of the existing underground workings is correct, which is subject to the risk that actual conditions prove to be worse.
We have also assumed that there are no further disruptions to our dewatering and other remediation plans, but we are subject to the risk of delays arising from natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of our radiation protection plans, labour disputes, litigation or arbitration proceedings; delays in obtaining or failure to procure the required equipment, operating parts and supplies; equipment failure; unexpected geological or hydrological conditions, and adverse ground conditions.
If actual results differ materially from the assumptions set out above or if any of the material risk factors above occur, the target date for the completion of dewatering Cigar Lake, and its production restart date, may differ materially from the expected dates that are stated above.

There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors. Additional risk factors are noted in Cameco’s current annual information form and in Cameco’s current annual MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release regarding Cigar Lake remediation and our plans and expectations for resumption of Cigar Lake production is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.
Qualified Person
The above scientific and technical information for Cigar Lake was prepared under the supervision of C. Scott Bishop, a professional engineer employed by Cameco as the chief mine engineer of the Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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